Exhibit 99.1

Azure Power Announces Results for Fiscal Fourth Quarter 2021

Ebene, June 15, 2021: Azure Power Global Limited (NYSE: AZRE), a leading independent renewable power producer in India, today announced its consolidated results under United States Generally Accepted Accounting Principles (“GAAP”) for the fiscal fourth quarter 2021, period ended March 31, 2021.

Fiscal Fourth Quarter 2021 Period Ended March 31, 2021 Operating Highlights:

•

Megawatts (“MW”) Operating* were 1,990 MWs, as of March 31, 2021, an increase of 20% over March 31, 2020. Operating, Contracted & Awarded MW* were 6,955 MWs, as of March 31, 2021. Contracted & Awarded megawatts include 4,000 MWs for which we have received Letters of Award (“LOA”) but the Power Purchase Agreements (“PPAs”) have not yet been signed.

•

Operating revenues for the quarter ended March 31, 2021 were INR 4,271 million (US$ 58.4 million), an increase of 16% over the quarter ended March 31, 2020. We estimate that our revenues were negatively impacted by approximately INR 50 million (US$ 0.7 million) on account of lower insolation, as compared to our forecast for the quarter.

•

Net loss for the quarter ended March 31, 2021 was INR 2,791 million (US$ 38.1 million). During the quarter, our results were negatively impacted by impairment loss on assets of INR 3,255 million (US$ 44.5 million), partially offset by reversal in stock appreciation rights (SARs) expense of INR 560 million (US$ 7.7 million). Refer to the detailed explanation in the ‘Impairment loss’ and ‘Stock Appreciation Rights expense’ section of the commentary below.

•	Adjusted EBITDA for the quarter ended March 31, 2021 was INR 3,799 million (US$ 52.0 million), an increase of 44% over the quarter ended March 31, 2020.
•	Non-GAAP Cash Flow to Equity (“CFe”) from Operating Assets for the quarter ended March 31, 2021 was INR 1,743 million (US$ 23.9 million), an increase of 55% over the quarter ended March 31, 2020.

*Megawatts Operating and Megawatt Operating, Contracted & Awarded exclude the Rooftop portfolio, for which we entered into an agreement to sell subsequent to fiscal year ended March 31, 2021. We excluded 160 MWs from our Operating, Contracted & Awarded portfolio as of March 31, 2021, and the prior comparative period. We excluded 153 MWs from our Operating portfolio as of March 31, 2021, and 144 MWs from prior comparable period. The exclusion from prior period is for the purpose of comparison with current year.

Key Operating Metrics

Electricity generation during the quarter and fiscal year ended March 31, 2021 was 1,058 million kWh and 3,495 million kWh, respectively, an increase of 190 million kWh or 21.9%, over the quarter ended March 31, 2020, and an increase of 626 million kWh, or 21.8%, over the year ended March 31, 2020. The increase in electricity generation was principally a result of an additional 335 MWs of AC (506 MWs DC) operating capacity, including our Rooftop portfolio commissioned since March 31, 2020. Our Plant Load Factor (“PLF”) for the quarter and the fiscal year ended March 31, 2021, was 23.4 % and 20.9% respectively, compared to 22.3% and 19.5%, respectively, for the same comparable periods in 2020, which increased principally due to the addition of AC and DC capacity and improved performance by our plants.

We commissioned 156 MWs AC (240 MWs DC) during the three months ended March 31, 2021, and 335 MWs AC (506 MWs DC) during the fiscal year ended March 31, 2021, including the 6 MWs and 10 MWs (both AC & DC) that we commissioned for our rooftop portfolio for the quarter and fiscal year ended March 31, 2021, respectively.

Project cost per megawatt operating (megawatt capacity per the PPA or AC) consists of costs incurred for one megawatt of new solar power plant capacity during the reporting period. The project cost per megawatt (DC) operating for the fiscal year ended March 31, 2021 decreased by INR 6.7 million (US$ 0.09 million), or 19%, to INR 28.8 million (US$ 0.39 million) primarily due to lower costs on account of the reduction in solar module prices for the projects commissioned during the period. The project cost per megawatt (AC) operating for the fiscal year ended March 31, 2021 was INR 42.9 million (US$ 0.59 million), compared to INR 48.9 million, for the year ended March 31, 2020, on account of a reduction in solar module prices. Excluding the impact of safeguard duties, the DC and the AC costs per megawatt for the fiscal year ended March 31, 2021 would have been lower by approximately INR 2.7 million (US$ 0.04 million) and INR 2.8 million (US$ 0.04 million), respectively, and for the prior fiscal year ended March 31, 2020, the DC and the AC costs per megawatt would have been lower by approximately INR 2.9 million and INR 4.9 million, respectively.

As of March 31, 2021, our Operating, Contracted & Awarded megawatts were 6,955 MWs. There was no change compared to prior comparable period, other than to reflect the disposal of the rooftop portfolio. Contracted & Awarded megawatts include 4,000 MWs for which we have received LOAs but the PPAs have not yet been signed. The Solar Energy Corporation of India (“SECI”) has informed us that so far there has not been adequate response from the state electricity distribution companies (“DISCOMs”) for SECI to be able to sign the Power Sale Agreement (“PSA”) at this stage even though we have a LOA.

SECI has mentioned that they will be unable to sign PPAs until PSAs have been signed, and they have committed to inform Azure Power of developments in their efforts with the DISCOMS. Capital costs, interest rates and foreign exchange rates have improved since Azure Power won the 4 GW auction in December 2019 which have resulted in lower tariffs in other recent SECI auctions. We expect these savings likely will be passed on to state electricity distribution companies (DISCOMS). We expect a tariff markdown from the price achieved in the auction, which will facilitate signing of PSAs. We will continue our discussions with SECI towards signing PPAs in respect of the 4GW tender and believe the PPAs to be signed in tranches over a period of time.

Megawatts Operating and Megawatts Contracted & Awarded

We measure the rated capacity of our plants in megawatts. Rated capacity is the expected maximum output that a solar power plant can produce without exceeding its design limits. We believe that tracking the growth in aggregate megawatt rated capacity is a measure of the growth rate of our business.

“Megawatts Operating” represents the aggregate cumulative megawatt rated capacity of solar power plants that are commissioned and operational as of the reporting date.

“Megawatts Contracted & Awarded” represents the aggregate megawatt rated capacity of solar power plants pursuant to customer PPAs signed, allotted or won in an auction but not commissioned and operational as of the reporting date.

Nominal Contracted Payments for Projects with PPAs

Our PPAs create long-term recurring customer payments. Nominal contracted payments equal the sum of the estimated payments that the customer is likely to make, subject to discounts or rebates, over the remaining term of the PPAs. When calculating nominal contracted payments, we include those PPAs for projects that are Operating, Contracted & Awarded, unless specified.

The following table sets forth, with respect to our PPAs as referred above, the aggregate nominal contracted payments and total estimated energy output as of the reporting dates. These nominal contracted payments have not been discounted to arrive at the present value.

	As of March 31,
	2020	2021
	INR	INR	US$
Nominal contracted payments for projects with PPAs (in millions)*	513,690	486,729	6,654.8
Total estimated energy output (kilowatt hours in millions)*	149,384	144,195

* Nominal contracted payments for projects with PPAs does not include 4 GWs project, since the PPAs have not yet been signed.

The decrease in Nominal Contracted Payments and total estimated energy output as of March 31, 2021, as compared to March 31, 2020, is due to exclusion of our rooftop portfolio, which we have agreed to sell subsequent to the year ended March 31, 2021, and the impact of current year revenue realised.

Our nominal contracted payments are not impacted for the delays in construction due to COVID-19, as revenues from our PPAs start on the date of commissioning of the project.

Portfolio Revenue Run-Rate for Projects with PPAs

Portfolio revenue run-rate for projects with PPAs equals annualized payments from customers extrapolated based on the Operating, Contracted & Awarded capacity as of the reporting dates. In estimating the portfolio revenue run-rate, we multiply the PPA contract per kilowatt hour by the estimated annual energy output for all Operating, Contracted & Awarded solar projects as of the reporting date. The estimated annual energy output of our solar projects is calculated using power generation simulation software and validated by independent engineering firms. The main assumption used in the calculation is the project location, which enables the software to derive the estimated annual energy output from certain meteorological data, including the temperature and solar insolation based on the project location.

The following table sets forth, with respect to our PPAs as referred above, the aggregate portfolio revenue run-rate and estimated annual energy output as of the reporting dates. The portfolio revenue run-rate has not been discounted to arrive at the present value.

	As of March 31,
	2020	2021
	INR	INR	US$
Portfolio revenue run-rate for projects with PPAs (in millions)*	23,817	22,656	309.8
Estimated annual energy output (kilowatt hours in millions)*	6,772	6,528

* Portfolio revenue run-rate for projects with PPAs does not include the revenue for 4 GWs project as the PPAs have not been yet signed.

The decrease in portfolio revenue run-rate as of March 31, 2021, as compared to March 31, 2020, is primarily due to the exclusion of our rooftop portfolio, which we have agreed to sell subsequent to the year ended March 31, 2021.

Fiscal Fourth Quarter 2021 Consolidated Financial Results:

Operating Revenues

Operating revenues for the quarter ended March 31, 2021 was INR 4,271 million (US$ 58.4 million), an increase of 16 % from INR 3,675 million in the quarter ended March 31, 2020. This increase was driven by revenue generated from projects which were commissioned during the year ended March 31, 2021 and additional revenue of INR 83 million (US$ 1.1 million) from the recovery of Safe Guard Duties and Goods and Service Tax under the change in law provision of our PPAs for four of our projects. We estimate that our revenues were negatively impacted by approximately INR 50 million (US$ 0.7 million) on account of adverse weather conditions resulting in low insolation, as compared to our forecast for the quarter.

Cost of Operations (Exclusive of Depreciation and Amortization)

Cost of operations for the quarter ended March 31, 2021 increased by 16% to INR 383 million (US$ 5.2 million) from INR 329 million in the quarter ended March 31, 2020. This increase in the cost of operations was primarily due to increase in operational expenses from projects commissioned during the year ended March 31, 2021.

The cost of operations per megawatt during the quarter ended March 31, 2021 was INR 0.2 million (~US$ 2,500), in line with the same comparable period ended March 31, 2020.

General and Administrative Expenses

General and administrative expenses for the quarter ended March 31, 2021 were INR 89 million (US$ 1.2 million), a decrease of INR 611 million (US$ 8.4 million) compared to the quarter ended March 31, 2020. The decrease in General and administrative expense in the current quarter was primarily due to reversal in stock appreciation rights (SARs) expense by INR 660 million (US$ 9.0 million) partially offset by increase in allowance for doubtful receivables amounting to INR 47 million (US$ 0.6 million) compared to the quarter ended March 31, 2020.

Stock Appreciation Rights Expenses

Stock appreciation rights expense for the quarter ended March 31, 2021 was an expense reversal of INR 560 million (US$ 7.7 million), as compared to an expense of INR 100 million during quarter ended March 31, 2020. The decrease in SAR expense was primarily due to 33% decrease in the share price during the quarter ended March 31, 2021, compared to the quarter ended December 31, 2020, which has resulted in reversal (net) of SAR expense in the current quarter. As of March 31, 2021, 1,875,000 SARs were outstanding of which 1,682,500 SARs are not exercisable until 2024 on which we will not incur any cash payments until that time. Also, we have provided an updated statement of beneficial ownership of our key managerial personnel below.

Depreciation and Amortization

Depreciation and amortization during the quarter ended March 31, 2021 increased by INR 28 million (US$ 0.4 million), or 3%, to INR 878 million (US$ 12.0 million) compared to the quarter ended March 31, 2020. The increase primarily relates to the projects commissioned during the year ended March 31,2021.

Impairment loss

The Company has recognized an impairment loss in relation to the Rooftop Subsidiaries aggregating to INR 3,255 million (US$ 44.5 million) during fiscal year March 31, 2021, as described below:

To optimize cost and to enhance returns on invested capital, during fiscal year ended March 31, 2021, we identified certain subsidiaries to sell off on a going concern basis, which currently form part of our Rooftop business. Out of this identified portfolio, subsequent to March 2021, we entered into a contract with Radiance Renewables Pvt. Ltd. (“Radiance”) to sell certain subsidiaries (the “Rooftop Subsidiaries”) with an operating capacity of 153 MWs for INR 5,350 million (US$ 73.1 million), subject to certain purchase price adjustments. (the “Rooftop Sale Agreement”). Pursuant to the Rooftop Sale Agreement, Radiance will acquire 100% of the equity ownership of the Rooftop Subsidiaries owned by the Company’s subsidiaries, Azure Power India Pvt. Ltd. and Azure Power Rooftop Pvt. Ltd, as more fully described below.

The sale of Rooftop Subsidiaries having 94.4 MWs operating capacity is expected to be consummated within the next 12 months and accordingly the assets and related liabilities of these subsidiaries are shown as “Assets classified as held for sale” in the consolidated balance sheet as of March 31, 2021. The Company has recognized an impairment loss of INR 2,598 million (US$ 35.5 million) in the Consolidated Statement of Operations in this respect.

Further, as per the terms of the Rooftop Sale Agreement in respect of the 43.2 MWs operating capacity that are part of Restricted Groups (as defined in the respective Green Bond Indentures), 48.6% of the equity ownership will be transferred to the Radiance on the closing date, and pursuant to the terms of the Green Bond Indentures, the remaining 51.4% may only be transferred post refinancing of our Green Bonds. As the refinancing of our Green Bonds is not anticipated to occur within 12 months, the assets and liabilities of these subsidiaries are not presented as “Assets classified as held for sale” and instead continue to be classified within the respective balance sheet captions at March 31, 2021. There is also a restriction on transfer of equity ownership relating to the 16 MWs project with Delhi Jal Board (DJB), wherein 49% of the equity ownership will be transferred to Radiance on closing date, and the remaining 51% will be transferred on or after March 31, 2024. Accordingly, the related assets and liabilities of the DJB 16 MWs project are not presented as “Assets classified as held for sale” and instead continue to be classified within the respective balance sheet captions as of March 31, 2021.

The Company has determined that the decision to sell the Rooftop Subsidiaries and the subsequent execution of the Rooftop Sale Agreement are indicators of impairment and therefore the Company has undertaken an impairment assessment for the Rooftop Subsidiaries. Management used the Sale price in the Rooftop Sale Agreement as its best estimate of the recoverable vale of the Rooftop Subsidiaries.

In the event the sale of the Rooftop Subsidiaries does not occur, the Company must reimburse Radiance the equity value of the assets not transferred along with an 10.5% per annum equity return.

Interest Expense, Net

Net interest expense during the quarter ended March 31, 2021 increased by INR 234 million (US$ 3.2 million), or 12% compared to the quarter ended March 31, 2020, to INR 2,228 million (US$ 30.5 million). The increase in net interest expense was primarily due to an increase in interest expense of INR 269 million (US$ 2.7 million) on borrowings related to projects commissioned in the current fiscal year and lower interest income of INR 60 million (US$ 0.9 million) on account of lower free cash available during the quarter ended March 31, 2021, partially offset by INR 95 million charge related to refinancing of a loan incurred during previous quarter.

Loss on Foreign Currency Exchange

The Indian Rupee (“INR”) depreciated against the U.S. dollar by INR 0.1 (or 0.2%) for every US$ 1.00 during the quarter from December 31, 2020 to March 31, 2021. During the quarter ended March 31, 2021, we incurred an expense of INR 3 million on foreign exchange loss as compared to an expense on foreign exchange loss of INR 187 million, during the quarter ended March 31, 2020. During the fiscal year ended March 31, 2021, we refinanced a foreign currency loan of INR 3,099 million (US$ 42.4 million) into an INR denominated loan, which had reduced the impact of Gain /Loss on Foreign Currency Exchange.

Other Expenses/ (Income)

Other expenses/ (income), primarily consists of income from current investments and other incidental expense. During the quarter ended March 31, 2021, we have not reported other income (net) as compared to other income (net) of INR 73 million, during the quarter ended March 31, 2020, primarily due to no income earned in current quarter from current investments.

Income Tax Expense

Income tax expense during the quarter ended March 31, 2021 was INR 226 million (US$ 3.1 million), compared to an income tax expense of INR 82 million in the quarter ended March 31, 2020. The increase in tax expense is primarily due to a valuation allowance of INR 269 million (US$ 3.7 million) relating to other rooftop assets that are part of the sale agreement which are expected to be settled beyond 12 months, partially offset by assets created on tax losses in current quarter.

Net Loss

Net loss for the quarter ended March 31, 2021 was INR 2,791 million (US$ 38.1 million), an increase of INR 2,397 million (US$ 32.8 million) compared to a net loss of INR 394 million for the quarter ended March 31, 2020. During the quarter, our results were negatively impacted by impairment loss on assets of INR 3,255 million (US$ 44.5 million) partially offset by reversal in stock appreciation rights (SARs) expense of INR 560 million (US$ 7.7 million).

Cash Flow and Working Capital

Cash flow from operating activities for the quarter and year ended March 31, 2021 was INR 2,111 million (US$ 28.9 million) and INR 4,977 million (US$ 68.3 million), respectively, compared to INR 1,838 million and INR 3,678 million, respectively, for the prior comparable periods. The cash flow from operating activities during the quarter was higher on account of higher revenue and interest on new loans payable on semi-annual basis. The cash flow from operating activities during the year ended was higher on account of higher revenue and improved collections, partly offset by higher interest payments.

During, the quarter ended March 31, 2021, working capital inflow was INR 794 million (US$ 10.9 million), compared to an inflow of INR 397 million, for the quarter ended March 31, 2020, primarily on account of higher revenue collections (net) and interest on new loans payable on semi-annual basis. During the year ended March 31, 2021, the working capital outflow was INR 838 million (US$ 11.3 million), compared to an outflow of INR 39 million, for the fiscal year ended March 31, 2020 primarily on account of the higher pay-outs of liabilities net of revenue collections.

Our days receivables (excluding Rooftop portfolio) were 116 days as of March 31, 2021, as compared to 122 days as of March 31, 2020, reflecting improved collections.

Cash used in investing activities for the quarter ended March 31, 2021 was INR 6,056 million (US$ 82.9 million), compared to inflow of INR 3,684 million for the same quarter in 2020, primarily due to higher capital expenditures for new solar projects of INR 4,539 million (US$ 62.1 million) and absence of net proceeds from investments in mutual funds of INR 5,208 million (US$ 71.2 million) as compared to the same period in 2020. Cash used in investing activities for the fiscal year ended March 31, 2021 was INR 18,919 million (US$ 258.9 million), compared to INR 18,256 million for the fiscal year ended March 31, 2020, primarily due to higher capital expenditures for new solar projects amounting to INR 588 million (US$ 8.0 million) as compared to the fiscal year ended March 31, 2020.

Cash flow from financing activities for the quarter ended March 31, 2021 was INR 6,762 million (US$ 92.5 million), compared to INR 235 million in same period in 2020, primarily due to higher proceeds of debt including working capital facilities taken during current period. Cash flow from financing activities for the fiscal year ended March 31, 2021 was INR 15,092 million (US$ 206.2 million) compared to INR 16,146 million, as compared to the fiscal year ended March 31, 2020, primarily reflecting an equity raise of INR 5,317 million (US$ 72.7 million) and lower net proceeds from the issuance of solar green bonds and other term loans amounting to INR 3,861 million (US$ 52.8 million) during the fiscal year ended March 31, 2020.

Liquidity Position

As of March 31, 2021, we had INR 11,107 million (US$ 151.8 million) of cash, cash equivalents and current investments. In addition, we had INR 4,881 million (US$ 66.7 million) of short-term restricted cash at March 31, 2021 that we expect to be utilised primarily for capital expenditures over the next twelve months. We had undrawn project debt commitments excluding Rooftop portfolio of INR 19,055 million (US$ 260.5 million) as of March 31, 2021.

Adjusted EBITDA

Adjusted EBITDA is a Non-GAAP metric, please refer to the reconciliation of Net loss to Adjusted EBITDA in this document.

Adjusted EBITDA was INR 3,799 million (US$ 52.0 million) for the quarter ended March 31, 2021, compared to INR 2,646 million for the quarter ended March 31, 2020. The increase was primarily due to lower stock appreciation rights expenses by INR 660 million (US$ 9.0 million) during the quarter ended March 31, 2021, and higher revenue by INR 596 million (US$ 8.1 million) during the quarter ended March 31, 2021.

Cash Flow to Equity (CFe) from Operating Assets

CFe is a Non-GAAP metric, please refer to the reconciliation of total CFe to GAAP Cash from Operating Activities in this document.

Cash Flow to Equity from Operating Assets was INR 1,743 million (US$ 23.9 million) for the quarter ended March 31, 2021, an increase of 55% compared to INR 1,124 million for the quarter ended March 31, 2020. The increase in Cash Flow to Equity from Operating Assets was primarily driven by higher revenues from the completion of new projects during the previous 12 months and cost reductions in corporate expenses.

COVID-19 Update

We are continuously monitoring the COVID-19 situation and taking the requisite steps to address the situation. Our project construction activities were negatively impacted by the second wave of COVID-19. Our operational and maintenance activities continue to perform at normal levels.

Guidance for Fiscal Year 2022 and first fiscal quarter of 2022

For the fiscal year ending March 31, 2022, we expect MWs operational to be between 2,750 – 2,955, excluding the rooftop portfolio, for which we have entered into an agreement to sell subsequent to the year end. We expect revenues of between INR 17,900 – 18,900 million (or US$ 245 – 258 million converted at the March 31, 2021 exchange rate of INR 73.14 to US$ 1.00).

With respect to our revenue guidance, we would like to highlight that approximately 90% of the expected revenue is from projects already commissioned and operating and have not been materially impacted due to COVID-19. Our remaining revenue is subject to when plants under construction are completed and completion timelines are currently more difficult to forecast due to disruptions related to COVID-19. The timing of commissioning of our under-construction projects does not impact our revenues we expect during the 25-year PPA because revenues begin at the date of commissioning.

For the first fiscal quarter of 2022, we expect revenues of between INR 4,100 – INR 4,300 million (or US$ 56.1 – US$ 58.8 million at the March 31, 2021 exchange rate of INR 73.14 to US$ 1.00) and a PLF of between 23.0% and 24.0%.

Webcast and Conference Call Information

We will hold our quarterly conference call to discuss earnings results on Wednesday, June 16, 2021 at 8:30 a.m. U.S. Eastern Time. The conference call can be accessed live by dialing +1-866-746-2133 (in the U.S.) and +91-22-6280-1444 (outside the U.S.) and reference the Azure Power Fiscal Fourth Quarter 2021 Earnings Conference Call.

Investors may access a live webcast of this conference call by visiting http://investors.azurepower.com/events-and-presentations. For those unable to listen to the live broadcast, an archived podcast will be available approximately two hours after the conclusion of the call at http://investors.azurepower.com/events-and-presentations.

Exchange Rates

This press release contains translations of certain Indian rupee amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, the translation of Indian rupees into U.S. dollars has been made at INR 73.14 to US$1.00, which is the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2021. We makes no representation that the Indian rupee or U.S. dollar amounts referred to in this press release could have been converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate or at all.

About Azure Power Global Limited

Azure Power is a leading independent renewable power producer in India. Azure Power developed India’s first private utility scale solar project in 2009 and has been at the forefront in the sector as a developer, constructor and operator of utility scale renewable projects since its inception in 2008. With its in-house engineering, procurement and construction expertise and advanced in-house operations and maintenance capability, Azure Power manages the entire development and operation process, providing low-cost renewable power solutions to customers throughout India.

We,” “us,” the “Group,” “Azure” or “our” refers to Azure Power Global Limited, a company organized under the laws of Mauritius, together with its subsidiaries (including Azure Power Rooftop Private Limited (“AZR”), and Azure Power India Private Limited, or AZI, its predecessor and current subsidiaries).

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding our future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause our results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; its limited operating history, particularly as a relatively new public company; its ability to attract and retain its relationships with third parties, including its solar partners; our ability to meet the covenants in its debt facilities; meteorological conditions; issues related to the COVID-19 pandemic; supply disruptions; solar power curtailments by state electricity authorities and such other risks identified in the registration statements and reports that our Company has filed with the U.S. Securities and Exchange Commission, or SEC, from time to time. Portfolio represents the aggregate megawatts capacity of solar power plants pursuant to PPAs, signed or allotted or has received the LOA. There is no assurance that we will be able to sign a PPA even though we have a letter of award. All forward-looking statements in this press release are based on information available to us as of the date hereof, and we assume no obligation to update these forward-looking statements.

Use of Non-GAAP Financial Measures

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure. We present Adjusted EBITDA as a supplemental measure of its performance. This measurement is not recognized in accordance with U.S. GAAP and should not be viewed as an alternative to U.S. GAAP measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We define Adjusted EBITDA as loss (income) plus (a) income tax expense, (b) interest expense, net, (c) depreciation and amortization (d) loss on foreign currency exchange, net, (e) Other expenses/ (income) and (f) Impairment loss. We believe Adjusted EBITDA is useful to investors in assessing our ongoing financial performance and provides improved comparability between periods through the exclusion of certain items that management believes are not indicative of our operational profitability and that may obscure underlying business results and trends. However, this measure should not be considered in isolation or viewed as a substitute for net income or other measures of performance determined in accordance with U.S. GAAP. Moreover, Adjusted EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation.

Our management believes this measure is useful to compare general operating performance from period to period and to make certain related management decisions. Adjusted EBITDA is also used by securities analysts, lenders and others in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on our capital structure, debt levels and credit ratings. Therefore, the impact of interest expense on earnings can vary significantly among companies. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. As a result, effective tax rates and tax expense can vary considerably among companies.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations include:

•	it does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments or foreign exchange gain/loss;
•	it does not reflect changes in, or cash requirements for, working capital;

•	it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on outstanding debt;
•	it does not reflect payments made or future requirements for income taxes; and
•

although depreciation, amortization and impairment are non-cash charges, the assets being depreciated and amortized will often have to be replaced or paid in the future and Adjusted EBITDA does not reflect cash requirements for such replacements or payments.

Investors are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis. For more information, please see the Reconciliations of Net loss to Adjusted EBITDA in this document.

Cash Flow to Equity (CFe)

Cash Flows to Equity is a Non-GAAP financial measure. We present CFe as a supplemental measure of our performance. This measurement is not recognized in accordance with U.S. GAAP and should not be viewed as an alternative to U.S. GAAP measures of performance. The presentation of CFe should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We believe GAAP metrics, such as net income (loss) and cash from operating activities, do not provide the same level of visibility into the performance and prospects of our operating business as a result of the long term capital-intensive nature of our businesses, non-cash depreciation and amortization, cash used for debt servicing as well as investments and costs related to the growth of our business.

Our business owns high-value, long-lived assets capable of generating substantial Cash Flows to Equity over time. We define CFe as profit before tax (the most comparable GAAP metric), adjusted for net cash provided for/ used in operating activities, other than changes in operating assets and liabilities, income and deferred taxes and amortization of hedging costs; less: cash paid for income taxes, debt amortization, maintenance capital expenditure and prepaid lease payments and employee benefits.

We believe that changes in operating assets and liabilities is cyclical for cash flow generation of our assets, due to a high growth environment. Furthermore, to reflect the actual cash outflows for income tax, we deduct income and deferred taxes computed under US GAAP presented in our consolidated financial statements and instead include the actual cash tax outflow during the period, are considered as part of tax expense.

We believe that external consumers of our financial statements, including investors and research analysts, use CFe both to assess Azure Power’s performance and as an indicator of its success in generating an attractive risk-adjusted total return, assess the value of the business and the platform. This has been a widely used metric by analysts to value our business, and hence we believe this will better help potential investors in analysing the cash generation from our operating assets.

We have disclosed CFe for our operational assets on a consolidated basis, which is not our cash from operations on a consolidated basis. We believe CFe supplements GAAP results to provide a more complete understanding of the financial and operating performance of our businesses than would not otherwise be achieved using GAAP results alone. CFe should be used as a supplemental measure and not in lieu of our financial results reported under GAAP.

We have also bifurcated the CFe into “Operational Assets” and “Others”, as defined below, so that users of our financial statements are able to understand the Cash generation from our operational assets.

We define our “Operational Assets”, as the projects which had commenced operations on or before March 31, 2021. The operational assets represent the MWs operating as on the date.

We define “Others” as (i) the project SPV’s which are under construction, or under development, (ii) “corporate” which includes our three Mauritius entities, (iii)other projects not covered under operational assets, (iv) a company incorporated in the United States and (v) other entities under the group which are newly incorporated.

We define “debt amortisation” as the current portion of long-term debt which has been repaid during the period as part of debt repayment obligations, excluding the debt which has been repaid before maturity or refinanced. It does not include the amortisation of debt financing costs or interest paid during the period.

Other items from the Statement of Cash Flows include most of the items that reconcile “Net (loss) gain” and “Changes in operating assets and liabilities” from the Statement of Cash Flows, other than deferred taxes, non-cash employee benefit and amortization of hedging costs.

Investor Relation Contacts:

For investor enquiries, please contact Vikas Bansal at ir@azurepower.com. For media related information, please contact Samitla Subba at pr@azurepower.com.

AZURE POWER GLOBAL LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(INR and US$ amounts in millions, except share and par value data)

	As of March 31,	As of March 31,
	2020	2021	2021
	(INR)	(INR)	(US$)
	Audited	Unaudited	Unaudited
Assets
Current assets:
Cash and cash equivalents	9,792	11,107	151.8
Restricted cash	4,877	4,881	66.7
Accounts receivable, net	4,456	4,887	66.8
Prepaid expenses and other current assets	1,619	2,190	29.9
Assets classified as held for sale	-	3,301	45.1
Total current assets	20,744	26,366	360.3
Restricted cash	848	170	2.3
Property, plant and equipment, net	95,993	108,847	1,488.2
Software, net	55	29	0.4
Deferred income taxes	2,205	1,748	23.9
Right-of-use assets	4,434	4,214	57.6
Other assets	8,115	7,084	96.8
Investments in held to maturity securities	7	7	0.1
Total assets	132,401	148,465	2,029.6
Liabilities and shareholders’ equity
Current liabilities:
Short-term debt	975	8,943	122.3
Accounts payable	1,795	4,294	58.7
Current portion of long-term debt	2,303	4,658	63.7
Income taxes payable	50	46	0.6
Interest payable	1,716	1,530	20.9
Deferred revenue	110	110	1.5
Lease liabilities	256	283	3.9
Other liabilities	2,020	1,927	26.5
Liabilities directly associated with assets classified as held for sale	-	2,272	31.1
Total current liabilities	9,225	24,063	329.2
Non-current liabilities:
Long-term debt	86,586	89,922	1,229.4
Deferred revenue	2,129	2,353	32.2
Deferred income taxes	2,622	2,046	28.0
Asset retirement obligations	741	811	11.1
Leases liabilities	3,592	3,359	45.9
Other liabilities	289	1,459	19.5
Total liabilities	105,184	124,013	1,695.3
Shareholders’ equity
Equity shares, US$ 0.000625 par value; 47,650,750 and 48,195,962 shares issued and outstanding as of March 31, 2020, and March 31, 2021, respectively	2	2	0.0
Additional paid-in capital	37,533	38,004	519.6
Accumulated deficit	(8,580)	(12,786)	(174.8)
Accumulated other comprehensive loss	(1,937)	(972)	(13.3)
Total APGL shareholders’ equity	27,018	24,248	331.5
Non-controlling interest	199	204	2.8
Total shareholders’ equity	27,217	24,452	334.3
Total liabilities and shareholders’ equity	132,401	148,465	2,029.6

AZURE POWER GLOBAL LIMITED

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(INR and US$ amounts in millions, except share and per share data)

	Three months ended March 31,			Year ended March 31,
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited
	2020	2021	2021	2020	2021	2021
	INR	INR	US$	INR	INR	US$
Operating revenues:
Revenue from customers(1)	3,675	4,271	58.4	12,958	15,236	208.3
Operating costs and expenses:
Cost of operations (exclusive of depreciation and amortization shown separately below)	329	383	5.2	1,146	1,261	17.2
General and administrative(2)	700	89	1.2	2,422	2,988	40.9
Depreciation and amortization	850	878	12.0	2,860	3,202	43.8
Impairment loss	-	3,255	44.5	-	3,255	44.5
Total operating costs and expenses:	1,879	4,605	62.9	6,428	10,706	146.4
Operating income	1,796	(334)	(4.5)	6,530	4,530	61.9
Other expense, net:
Interest expense, net(2)	1,994	2,228	30.5	7,962	8,410	114.8
Other expenses/ (income)(2)	(73)	-	-	(96)	18	0.2
Loss on foreign currency exchange, net	187	3	0.0	512	7	0.1
Total other expenses, net	2,108	2,231	30.5	8,378	8,435	115.1
Loss before income tax	(312)	(2,565)	(35.0)	(1,848)	(3,905)	(53.2)
Income tax expense	(82)	(226)	(3.1)	(489)	(296)	(4.0)
Net Loss	(394)	(2,791)	(38.1)	(2,337)	(4,201)	(57.2)
Less: Net (loss) / profit attributable to non-controlling interest	(26)	4	0.1	(68)	5	0.1
Net loss attributable to APGL equity Shareholders	(368)	(2,795)	(38.2)	(2,269)	(4,206)	(57.3)
Net loss per share attributable to APGL equity Shareholders:
Basic	(7.73)	(58.00)	(0.79)	(52.71)	(87.66)	(1.20)
Diluted	(7.73)	(58.00)	(0.79)	(52.71)	(87.66)	(1.20)
Shares used in computing basic and diluted per share amounts
Equity shares: Basic	47,640,664	48,188,043	48,188,043	43,048,026	47,979,581	47,979,581
Equity shares: Diluted	47,640,664	48,188,043	48,188,043	43,048,026	47,979,581	47,979,581

(1) Revenue from customers is in accordance with ASC 606, includes sale of power, other revenue items related to generation from solar power.

(2)During the current year, we classified mutual fund income and certain immaterial financing related charges from interest expense and general and administrative expenses, respectively to other expenses/(income). Accordingly, the prior period items have been reclassed to conform with the current year presentation

AZURE POWER GLOBAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(INR and US$ amounts in millions)

	Three months ended March 31,			Year ended March 31,
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited
	2020	2021	2021	2020	2021	2021
	INR	INR	US$	INR	INR	US$
Cash flow from operating activities:
Net loss	(394)	(2,791)	(38.1)	(2,337)	(4,201)	(57.2)
Adjustments to reconcile gain/(loss) to net cash from/ (used in) operating activities:
Deferred income taxes	(12)	54	0.7	149	(329)	(4.5)
Depreciation and amortization	850	878	12.0	2,860	3,202	43.8
Impairment loss	-	3,255	44.5	-	3,255	44.5
Adjustments to derivative instruments	496	464	6.3	1,428	1,918	26.2
Loss on disposal of property plant and equipment	38	20	0.3	52	32	0.4
Share based compensation	46	(923)	(12.6)	186	1,001	13.7
Amortization of debt financing costs	134	101	1.4	709	369	5.0
Realized gain on investments	(73)	-	-	(108)	-	-
Employee benefits	(42)	2	0.0	(11)	45	0.6
ARO accretion	3	11	0.2	36	42	0.6
Non- cash rent expense	109	40	0.5	193	169	2.3
Allowance for doubtful accounts	230	243	3.3	303	294	4.0
Loan Prepayment charges	31	-	-	282	257	3.5
Foreign exchange loss, net	187	3	0.0	512	7	0.1
Change in operating lease right-of-use assets	1,913	(168)	(2.3)	718	(371)	(5.1)
Change in operating lease liabilities	(2,075)	128	1.8	(1,255)	125	1.7
Changes in operating assets and liabilities:
Accounts receivable, net	(666)	(745)	(10.2)	(1,390)	(874)	(11.9)
Prepaid expenses and other current assets	103	220	3.0	247	20	0.3
Other assets	(111)	150	2.1	(335)	112	1.5
Accounts payable	106	(29)	(0.4)	236	(176)	(2.4)
Interest payable	783	1,029	14.1	699	(83)	(1.1)
Deferred revenue	192	227	3.1	340	224	3.1
Other liabilities	(10)	(58)	(0.8)	164	(61)	(0.8)
Net cash flows provided by operating activities	1,838	2,111	28.9	3,678	4,977	68.3
Cash flow from investing activities
Purchase of property plant and equipment	(1,514)	(6,053)	(82.9)	(18,321)	(18,909)	(258.8)
Purchase of software	(10)	(3)	0.0	(43)	(10)	(0.1)
Purchase of available for sale investments	(11,426)	-	-	(32,224)	-	-
Sale of available for sale investments	16,634	-	-	32,332	-	-
Net cash flows provided by/(used in) investing activities	3,684	(6,056)	(82.9)	(18,256)	(18,919)	(258.9)
Cash flows from financing activities
Proceeds from issuance of green bonds	-	-	-	24,400	-	-
Proceeds from issuance of equity shares	3	13	0.2	5,330	402	5.5
Cost of issuance of equity shares	-	-	-	(13)	-	-
Repayments of term and other debt	(3,721)	(3,320)	(45.4)	(32,827)	(10,563)	(144.5)
Loan prepayment charges	(31)	-	-	(282)	(257)	(3.5)
Proceeds from term and other debt	3,984	10,069	137.7	19,538	25,510	348.7
Net cash provided by financing activities	235	6,762	92.5	16,146	15,092	206.2
Effect of exchange rate changes on cash and cash equivalents and restricted cash	86	26	0.4	(37)	8	0.1
Net increase in cash and cash equivalents and restricted cash	5,757	2,817	38.5	1,568	1,150	15.6
Cash and cash equivalents and restricted cash at the beginning of the period	9,674	13,832	189.1	13,986	15,517	212.2
Less: Cash and cash equivalents and restricted cash, held for sale	-	(517)	(7.1)	-	(517)	(7.1)
Cash and cash equivalents and restricted cash at the end of the period	15,517	16,158	220.9	15,517	16,158	220.8

AZURE POWER GLOBAL LIMITED

Unaudited NON-GAAP metrices

(INR and US$ amounts in millions)

CASH FLOWS TO EQUITY (CFe)

	For the three months ended March 31, 2020				For the three months ended March 31, 2021
	Unaudited				Unaudited
	Total		Other	Operating	Total		Other	Operating	Operating
	INR		INR	INR	INR		INR	INR	US$
Revenue from customers	3,675		-	3,675	4,271		-	4,271	58.4
Cost of operations	329		-	329	383		-	383	5.2
General and administrative	700		310	390	89		(299)	388	5.3
Depreciation and amortization	850		22	828	878		7	871	11.9
Impairment loss	-		-	-	3,255		-	3,255	44.5
Operating income/(loss)	1,796		(332)	2,128	(334)		292	(626)	(8.5)
Interest expense, net	1,994		88	1,906	2,228		421	1,807	24.7
Other income	(73)		(33)	(40)	-		-	-	-
Loss on foreign currency exchange, net	187		4	183	3		3	-	-
(Loss)/Profit before income tax	(312)		(391)	79	(2,565)		(132)	(2,433)	(33.2)
Add: Depreciation and amortization	850		22	828	878		7	871	11.9
Add: Impairment loss	-		-	-	3,255		-	3,255	44.5
Add: Loss on foreign currency exchange, net	187		4	183	3		3	-	-
Add: Amortization of debt financing costs	134		97	37	101		31	70	1.0
Add: Other items from Statement of Cash Flows(1)	353		61	292	(607)		(900)	293	4.0
Less: Cash paid for income taxes	(305)		(100)	(205)	(41)		88	(129)	(1.8)
Less: Debt amortization(2)	(90)		-	(90)	(184)		-	(184)	(2.5)
Less: Maintenance capital expenditure(3)	-		-	-	-		-	-	-
CFe	817	(4)	(307)	1,124	840	(4)	(903)	1,743	23.9

	For the Year ended March 31, 2020				For the Year ended March 31, 2021
	Unaudited				Unaudited
	Total		Other	Operating	Total		Other	Operating	Operating
	INR		INR	INR	INR		INR	INR	US$
Revenue from customers	12,958		-	12,958	15,236		-	15,236	208.3
Cost of operations	1,146		-	1,146	1,261		-	1,261	17.2
General and administrative	2,422		1,280	1,142	2,988		2,159	829	11.3
Depreciation and amortization	2,860		52	2,808	3,202		36	3,166	43.3
Impairment loss	-		-	-	3,255		-	3,255	44.5
Operating income/(loss)	6,530		(1,332)	7,862	4,530		(2,195)	6,725	92.0
Interest expense, net	7,962		453	7,509	8,410		1,024	7,386	101.0
Other expenses/(income)	(96)		(57)	(39)	18		-	18	0.2
Loss on foreign currency exchange, net	512		96	416	7		3	4	0.1
Loss before income tax	(1,848)		(1,824)	(24)	(3,905)		(3,222)	(683)	(9.3)
Add: Depreciation and amortization	2,860		52	2,808	3,202		36	3,166	43.3
Add: Impairment loss	-		-	-	3,255		-	3,255	44.5
Add: Loss on foreign currency exchange, net	512		96	416	7		3	4	0.1
Add: Amortization of debt financing costs	709		319	390	369		74	295	4.0
Add: Other items from Statement of Cash Flows(1)	944		188	756	1,840		1,062	778	10.6
Less: Cash paid for income taxes	(697)		(208)	(489)	(488)		(43)	(445)	(6.1)
Less: Debt amortization(2)	(620)		-	(620)	(698)		-	(698)	(9.5)
Less: Maintenance capital expenditure(3)	-		-	-	-		-	-	-
CFe	1,860	(4)	(1,377)	3,237	3,582	(4)	(2,090)	5,672	77.6

(1)

Other items from the Statement of Cash Flows. For the quarter ended March 31, 2020 and March 31, 2021, respectively, other items include: loss on disposal of property plant and equipment of INR 38 million and INR 20 million, share based compensation of INR 46 million and INR (923) million, realized gain on investment of INR 73 million and INR Nil, non-cash rent expense of INR 109 million and INR 40 million, allowance for doubtful debts of INR 230 million and INR 243 million, employee benefit expense of INR (31) million and INR 2 million, loan prepayment charges of INR 31 million and INR Nil and ARO accretion of INR 3 million and INR 11 million.

For the year ended March 31, 2020 and March 31, 2021, respectively, other items include: loss on disposal of property plant and equipment of INR 52 million and INR 32 million, share based compensation of INR 186 million and INR 1,001 million, realized gain on investment of INR 108 million and INR Nil, non-cash rent expense of INR 193 million and INR 169 million, allowance for doubtful debts of INR 303 million and INR 294 million, employee benefit expense of INR Nil and INR 45 million, loan prepayment charges of INR 282 million and INR 257 million and ARO accretion of INR 36 million and INR 42 million.

(2)

Debt Amortization: Repayments of term and other loans during the quarter ended March 31, 2021, was INR 3,320 million (refer to the Statement of Cash Flows) which includes INR 3,136 million related to refinancing of loans or early repayment of debt before maturity and have been excluded to determine debt amortization of INR 184 million (US$ 2.5 million). Repayments of term and other loans during the quarter ended March 31, 2020, was INR 3,721 million (refer to the Statement of Cash Flows) which includes INR 3,631 million related to refinancing of loans or early repayment of debt before maturity and has been excluded to determine debt amortization of INR 90 million.

Repayments of term and other loans during the year ended March 31, 2021, was INR 10,563 million (refer to the Statement of Cash Flows) which includes INR 9,865 million related to refinancing of loans or early repayment of debt before maturity and have been excluded to determine debt amortization of INR 698 million (US$ 9.5 million). Repayments of term and other loans during the year ended March 31, 2020, was INR 32,827 million (refer to the Statement of Cash Flows) which includes INR 32,207 million related to refinancing of loans or early repayment of debt before maturity and has been excluded to determine debt amortization of INR 620 million.

(3)	Classification of Maintenance capital expenditures and Growth capital expenditures

All our capital expenditures are considered growth capital expenditures. In broad terms, we expense all expenditures in the current period that would primarily maintain our businesses at current levels of operations, capability, profitability or cash flow in operations and maintenance and therefore there are no Maintenance capital expenditures. Growth capital expenditures primarily provide new or enhanced levels of operations, capability, profitability or cash flows.

(4)	Reconciliation of total CFe to GAAP Cash from Operating Activities:

	For the three months ended March 31, 2020	For the three months ended March 31, 2021	For the year ended March 31, 2020	For the year ended March 31, 2021
	Unaudited	Unaudited	Unaudited	Unaudited
CFe (Non-GAAP)	817	840	1,860	3,582
Items included in GAAP Cash from Operating Activities but not considered in CFe
Change in operating assets and liabilities as per statement of cash flows	397	794	(39)	(838)
Current income taxes	(94)	(172)	(340)	(625)
Prepaid lease payments and employee benefits	(173)	(40)	(548)	(246)
Amortization of hedging costs	496	464	1,428	1,918
Items included in CFe but not considered in GAAP Cash Flow from Operating Activities:
Debt amortization	90	184	620	698
Cash taxes paid	305	41	697	488
Cash from Operating Activities (GAAP)	1,838	2,111	3,678	4,977

Reconciliation of Net Loss to Adjusted EBITDA for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2020	2021	2021	2020	2021	2021
	INR	INR	US$	INR	INR	US$
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited
Net Loss	(394)	(2,791)	(38.1)	(2,337)	(4,201)	(57.2)
Income tax expense	82	226	3.1	489	296	4.0
Interest expense, net	1,994	2,228	30.5	7,962	8,410	114.8
Other expenses/ (income)	(73)	-	-	(96)	18	0.2
Depreciation and amortization	850	878	12.0	2,860	3,202	43.8
Impairment loss	-	3,255	44.5	-	3,255	44.5
Loss on foreign currency exchange, net	187	3	0.0	512	7	0.1
Adjusted EBITDA	2,646	3,799	52.0	9,390	10,987	150.2

Statement of beneficial ownership:

Name	Number of shares beneficially owned	(%)
Directors and Officers:
Barney S. Rush (Director)	4,603	0.01%
Arno Harris (Director)	14,895	0.03%
Cyril Sebastien Dominique Cabanes (Director)	-	-
Yung Oy Pin (Jane) Lun Leung (Director)	-	-
Deepak Malhotra (Director)	-	-
Muhammad Khalid Peyrye (Director)	-	-
Supriya Prakash Sen (Director)	-	-
M S Unnikrishnan (Director)	-	-
Ranjit Gupta (CEO & Director)	-	(1)
Murali Subramanian (COO)	-	(1)
Pawan Kumar Agrawal (CFO)	9,939	0.02%
Kapil Kumar	3,000	0.01%
Gaurang Sethi	2,943	0.01%
Samitla Subba	2,421	0.01%
Akriti Gandotra	3,000	0.01%
Kuldeep Jain	5,000	0.01%
Sarvesh K Singh	3,000	0.01%

(1) As of March 31, 2021, Mr Ranjit Gupta (CEO) and Mr Murali Subramanian (COO), had a total of 1,875,000 SARs of which 1,682,500 SARs are not exercisable until 2024.